      1                                                                 PAGE 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        AMERICAN SHARED HOSPITAL SERVICES
 ____________________________________________________________________________
                               (Name of Issuer)


                                  COMMON STOCK
  ___________________________________________________________________________
                         (Title of Class of Securities)


                                    029595105
             _________________________________________________________
                                 (CUSIP Number)


              JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS LLP
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
    ___________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)


                                NOVEMBER 13, 1995
      _____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         2                                                              PAGE 2

                                  SCHEDULE 13D
   CUSIP No. 029595105
             _________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LION ADVISORS, L.P.
   ___________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) /x/
                                                                      (B) / /
   ___________________________________________________________________________
   3  SEC USE ONLY

   ___________________________________________________________________________
   4  SOURCE OF FUNDS*
      OO
   __________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                   / /
   ___________________________________________________________________________
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
   ___________________________________________________________________________
                    7  SOLE VOTING POWER

      NUMBER OF        384,195 SHARES OF COMMON STOCK (INCLUDES 80,051 SHARES
       SHARES          ISSUABLE UPON THE CONVERSION OF WARRANTS)
    BENEFICIALLY    __________________________________________________________
      OWNED BY      8  SHARED VOTING POWER
        EACH        __________________________________________________________
     REPORTING      9  SOLE DISPOSITIVE POWER
       PERSON
        WITH           384,195 SHARES OF COMMON STOCK (INCLUDES 80,051 SHARES
                       ISSUABLE UPON THE CONVERSION OF WARRANTS)
                    __________________________________________________________
                    10 SHARED DISPOSITIVE POWER

   ___________________________________________________________________________
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      384,195 SHARES OF COMMON STOCK (INCLUDES 80,051 SHARES ISSUABLE UPON
      THE CONVERSION OF WARRANTS)
   ___________________________________________________________________________
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
   ___________________________________________________________________________
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%**
   __________________________________________________________________________
   14 TYPE OF REPORTING PERSON*
      PN

   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
   ** Assumes 4,244,401 shares of Common Stock outstanding as reported by American Shared Hospital Services on November 8, 1995.

         3                                                              PAGE 3

                                  SCHEDULE 13D
   CUSIP No. 029595105
             _________

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AIF II, L.P.
   ___________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) /x/
                                                                      (B) / /
   ___________________________________________________________________________
   3  SEC USE ONLY

   ___________________________________________________________________________
   4  SOURCE OF FUNDS*
      OO
   ___________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                   / /
   ___________________________________________________________________________
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
   ___________________________________________________________________________
                  7 SOLE VOTING POWER
      NUMBER OF     170,752 SHARES OF COMMON STOCK (INCLUDES 35,578 SHARES
       SHARES       ISSUABLE UPON THE CONVERSION OF WARRANTS)
    BENEFICIALLY    __________________________________________________________
      OWNED BY      8  SHARED VOTING POWER
        EACH
     REPORTING      __________________________________________________________
       PERSON       9  SOLE DISPOSITIVE POWER
        WITH           170,752 SHARES OF COMMON STOCK (INCLUDES 35,578 SHARES
                       ISSUABLE UPON THE CONVERSION OF WARRANTS)
                    __________________________________________________________
                    10 SHARED DISPOSITIVE POWER

   ___________________________________________________________________________
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      170,752 SHARES OF COMMON STOCK (INCLUDES 35,578 SHARES ISSUABLE UPON
      THE CONVERSION OF WARRANTS)
   ___________________________________________________________________________
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
   ___________________________________________________________________________
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0%**
   ___________________________________________________________________________
   14 TYPE OF REPORTING PERSON*
      PN

   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
   ** Assumes 4,244,401 shares of Common Stock outstanding as reported by American Shared Hospital Services on November 8, 1995.

         4                                                              PAGE 4

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

        _________________________________________________________________
        _________________________________________________________________


      This Amendment No. 1 supplements and amends the Statement to Schedule 13D dated May 17, 1995 (as so amended to date, the "Schedule 13D").



   Item 4.  Purpose of Transaction.
   ______   ______________________

      Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:

             The Reporting Persons received additional shares of the Common Stock and Warrants pursuant to Section 1.1 of the Note Purchase Agreement on November 13, 1995. The Note Purchase Agreement states that, if the Company issues additional equity to Dr. Bates as described in the letter agreement dated May 5, 1995 (the "Letter Agreement") among the Company, Apollo and SunAmerica (the "Additional Issuance") after the Closing Date, the Company shall, in consideration for the Notes purchased, concurrently issue to each holder such additional number of shares of Common Stock and Warrants so that each holder thereafter holds the same percentage of the outstanding Common Stock (assuming full exercise of the Warrants). The Company entered into an Option Agreement with Dr. Bates which was approved by the Company's shareholders on October 6, 1995 and is attached as Exhibit B to the Company's Proxy Statement, dated August 25, 1995. The Option Agreement grants Dr. Bates the right to purchase for an initial exercise price of $0.01 per share 1,495,000 shares of Common Stock in consideration of Dr. Bate's continued services to the Company and his personal guarantee of $6,500,000 of indebtedness of the Company. The Note Purchase Agreement obligates the Company to issue an additional 374,000 shares of Common Stock and Warrants to acquire 98,000 shares of Common Stock (an aggregate of 472,000 shares of Common Stock) to former holders, including the Reporting Persons if the shareholders approved the Option Agreement. The purpose of such provision is to enable the former noteholders, including the Reporting Persons to maintain their proportionate ownership of the fully diluted outstanding shares of Common Stock. Pursuant to such provision the Reporting Persons received in the aggregate, an additional 137,724 shares of Common Stock plus an additional 36,088 Warrants.

         5                                                              PAGE 5

             The foregoing response to this Item 4 is qualified in its entirety by reference to the Note Purchase Agreement and the Letter Agreement the full texts of which are filed as Exhibit 1 and Exhibit 4 hereto and incorporated herein by this reference.


   Item 5.  Interest in Securities of the Issuer.
   ______   ____________________________________

      Item 5 is hereby amended and restated in its entirely as follows:

             The responses to Items 3 and 4 are incorporated herein by this reference.

             The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in this Statement on
   Schedule 13D pursuant to (i) the Note Purchase Agreement and the Letter Agreement and the distribution of shares of the Common Stock and the Warrants thereunder and (ii) the shareholders approval of the additional issuance of shares of Commons Stock and Warrants to Dr. Bates at the October 6, 1995 shareholders meeting.

             (a) Lion Advisors indirectly beneficially owns 304,144 shares of the Common Stock (including 80,051 Warrants) or 8.9% of the Common Stock outstanding. AIF beneficially owns 135,174 shares of the Common Stock (including 35,578 Warrants) or 4.0% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 554,947 shares of the Common Stock (including 115,629 Warrants) or 12.7% of the Common Stock outstanding. Beneficial ownership of such shares was acquired as described in Item 4.

             (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

             (c) Except as disclosed in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

             (d) Subject to the terms of the Investment Management Agreement, the Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

             (e)  Not applicable.

         6                                                              PAGE 6


   Item 7.  Material to be Filed as Exhibits.
   ______   ________________________________

             (1)  *The Note Purchase Agreement, dated as of May 12, 1995.

             (2)  *Form of Common Stock Purchase Warrant, dated as of May 17,
                  1995.

             (3)  *The Registration Rights Agreement, dated as of May 17,
                  1995.

             (4)  Letter Agreement, dated as of May 5, 1995.



   *  Filed as exhibits to the Statement on Schedule 13D, dated May 17, 1995.

         7                                                              PAGE 7

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with AIF II, L.P.

   Dated:  November 13, 1995

                  LION ADVISORS, L.P.

                      By: Lion Capital Management, Inc.,
                             General Partner



                  By: /s/ Michael D. Weiner
                      _____________________________________________________
                      Name: Michael D. Weiner
                      Title:  Vice President, Lion Capital Management, Inc.

         8                                                              PAGE 8

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Lion Advisors, L.P.

   Dated:  November 13, 1995

                  AIF II, L.P.
                      By: Apollo Advisors, L.P.,
                          Managing General Partner

                         By: Apollo Capital Management, Inc.,
                             General Partner



                  By: /s/ Michael D. Weiner
                      ________________________________________________
                      Name: Michael D. Weiner
                      Title:  Vice President, Apollo Capital Management, Inc.

         9                                                              PAGE 9

                                  EXHIBIT INDEX
                                  _____________


       (1)  *The Note Purchase Agreement, dated as of May 12, 1995.

       (2)  *Form of Common Stock Purchase Warrant, dated as of May 17, 1995.

       (3)  *The Registration Rights Agreement, dated as of May 17, 1995.

       (4)  Letter Agreement, dated as of May 5, 1995.



   *  Filed as exhibits to the Statement on Schedule 13D, dated May 17, 1995.

                                    EXHIBIT 4
                                    _________

                                LETTER AGREEMENT



                     May 5, 1995


   American Shared Hospital Services
   Four Embarcadaro Center, Suite 3620
   San Francisco, California  94111

   Attention:  Dr. Ernest A. Bates, M.D.
             Chairman and Chief Executive Officer

             Re:  Senior Subordinated Exchangeable Reset
                  Note Due October 15, 1996 (the "Notes") of
                  American Shared Hospital Services ("ASHS")
                  ___________________________________________

   Dear Dr. Bates:

      Thank you for forwarding a copy of the letter you received from DVI Business Credit earlier today (the "DVI Letter"). Based on the progress represented by the revised offer to purchase our Notes (the "Revised Offer"), the DVI Letter and our subsequent discussions, affiliates of Apollo Advisors, L.P. and Lion Advisors, L.P. (collectively "Apollo") and affiliates of SunAmerica Inc. (collectively "SunAmerica") who collectively hold approximately 96% of the outstanding Notes are willing to pursue & transaction pursuant to which ASHS would purchase our Notes, subject to the following terms and conditions:

      1) The Notes shall be purchased for consideration consisting of (a) cash in the following amounts: SunAmerica, $2,098,372.45; Apollo, $1,433,465.15; Grace Brothers, Ltd., $343,864.65; and
             James B. Upchurch, $16,978.32, and (b) duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and warrants (the "Warrants") to purchase shares of Common Stock (in such case, allocated pro rata based on the dollar amounts specified in clause (a) above) representing, in the aggregate, 20% and 5%, respectively, of the number of shares of Common Stock to be outstanding after (i) consummation of the purchase of the Notes, (ii) the issuance of shares to General Electric Medical System ("GE") pursuant to the modified GE warrant, (iii) the issuance of additional equity to various persons as set forth in Schedule A (the "Additional Issuance"), and (iv) the exercise of

   American Shared Hospital Services
   May 5, 1995
   Page 11


             the Warrants; provided, that if the Additional Issuance has not occurred on or prior to the purchase of the Notes, in lien of issuing the number of shares of Common Stock to holders of Notes called for by this clause (iii) on the date the Notes are purchased, ASHS may enter into an agreement, in form and substance reasonably satisfactory to us, providing for the issuance of additional duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and Warrants to the undersigned concurrently with each Additional Issuance in order to give affect to the provisions of this clause (iii). The Warrants issued pursuant to clause (b) above shall be immediately exercisable upon the payment of an exercise price initially equal to $0.75.

      2) On or before May 12, 1995, ASHS shall execute and deliver documentation, in form and substance reasonably satisfactory to us with respect to the purchase of the Notes and to the other transactions contemplated hereby, including (without limitation), an agreement, in form and substance reasonably satisfactory to us, to extend the termination date of that certain Exchange Agreement, dated February 14, 1995 (the "Exchange Agreement"), to the earlier of (i) the closing of the purchase of our Notes; and
             (ii) May 25, 1995 or such earlier date on or after May 15, 1995 designated by Apollo and SunAmerica in a written notice to ASHS.

      3) On or before May 17, 1995, ASHS shall have received (i) all consents and approvals required to consummate the purchase of the Notes and the other transactions contemplated hereby, and (ii) letters of withdrawal or resignation from the Board of Directors of ASHS from each of Ms. Pang and Messrs. French, Hills, Spector and Upchurch.

      4)     Such purchase of the Notes must be consummated on or before May
             17, 1995.

      5) On or before May 12, 1995, ASHS shall, have caused Dr. Ernest A. Bates, M.D. to

             (a) enter into agreements, in form and substance reasonably satisfactory to us, pursuant to which he shall agree: (i) not to revoke any proxy granted in connection with the April 7, 1995 shareholders meeting and all adjournments thereof; and (ii) to cause ASHS to reconvene the April 7, 1995 shareholders meeting on May 18, 1995 and take the shareholders vote and all related actions with respect to the matters described in ASHS's proxy statement dated, February 14, 1995 (the "Proxy Statement"); and

   American Shared Hospital Services
   May 5, 1995
   Page 12


             (b) grant Apollo and SunAmerica an irrevocable proxy, in form and substance reasonably satisfactory to us, that will permit us to reconvene the April 7, 1995 shareholders meeting (including all adjournments thereof) and to take the shareholder vote with respect to, and vote such shares of Common Stock in favor of, the matters described in the Proxy Statement if there is any breach or default under the agreements entered into pursuant to clause (a) above or of the covenants of ASHS contained in the penultimate paragraph of this letter. Such proxy may not be used for any other purpose and will terminate (x) immediately, if the proxy is used for other purpose, or (y) on May 25, 1995 if the transactions contemplated by the Exchange Agreement have been consummated. Our exercise of the proxy will constitute our agreements to waive any remaining conditions to our performance under the Exchange Agreement so long as the transactions contemplated by the Exchange Agreement are consummated on or before May 25, 1995.

             (c) Upon its execution and delivery thereof, ASHS will pay a retainer in the amount of $19,500 to Skadden, Arps, Slate, Meagher & Flom, counsel to Apollo and SunAmerica ("SASM&F") for fees and expenses relating to services to be provided by SASM&F. ASHS shall pay all other fees and expenses of SASM&F (including by application of any unused portion of the retainer described above) and all fees and expenses of Sidley & Austin, counsel to ASHS, no later than the closing of the purchase of our Notes.

      In connection with the foregoing, and upon consummation of the purchase of the Notes as contemplated hereby, we will enter into agreements reasonably acceptable to us, pursuant to which we will agree to (i) be subject to a hold period of up to four months with respect to the shares of Common Stock to be received by us; provided that ASHS agrees, pursuant to documentation in form and substance reasonably satisfactory to us, to file and cause to become effective and remain effective for a period of at least three consecutive years, no later than four months after the closing of the purchase of our Notes, a shelf registration statement for such shares of Common Stock, the Warrants and the shares of Common Stock issuable upon exercise of such Warrants, (ii) deliver duly executed consents with respect to our Notes substantially in the form of Exhibit A to the Exchange Agreement, and (iii) vote the shares of Common Stock issued to us as part of the consideration for the purchase of our Notes in favor of the Additional Issuances. If ASHS purchases our Notes, none of Ms. Pang and Messrs. French, Hills, Spector and Upchurch shall be elected to or serve on ASHS's Board of Directors.

   American Shared Hospital Services
   May 5, 1995
   Page 13



      Nothing contained in this letter is intended to confer any rights or remedies under or by reason of this letter on any person or entity other than the parties hereto, nor is anything in this letter intended to relieve or discharge the obligation or liability of any third party to any party to this letter, nor shall any provision give any third party any right of subrogation or action over against any party to this letter.

      Apollo and SunAmerica may (a) withdraw this letter by notice to ASHS at any time prior to receiving a signed copy hereof and (b) terminate their obligations under this letter by written notice to ASHS at any time after
   (i) any default or other breach by ASHS hereunder or (ii) ASHS fails to satisfy any condition contained herein.

      Your acceptance of this letter shall serve as your agreement to execute any and all documents and to perform any and all acts and things necessary or proper to carry out, effectuate or further evidence the terms and provisions of this letter and the agreements contemplated hereby, to cause the conditions herein and therein to be satisfied, and to make effective the transactions contemplated hereby and thereby.

      Your acceptance of this letter shall also serve as your acknowledgement and agreement that irreparable harm, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult, would occur in the event any of the provisions of this letter, the Exchange Agreement or any of the agreements or transactions contemplated hereby or thereby were not performed in accordance with their specific terms or were otherwise breached. Consequently, by such acceptance, you hereby agree that each party to this letter and to the Exchange Agreement shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this letter, the Exchange Agreement or any agreement or transaction contemplated hereunder or thereunder and to enforce specifically the terms and provisions hereof or thereof in any court of the United States or any state thereof having jurisdiction, in each instance without being required to post bond or other security and in addition to, and without having to prove the inadequacy of, other remedies at law.

      Nothing herein constitutes a waiver of any defaults or an agreement to forbear in the exercise of our rights and remedies.

      Your acceptance of this letter shall serve as your agreement to reconvene the April 7, 1995 shareholders meeting on May 18, 1995 and to take the shareholders vote and all related actions with respect to the matters described in the Proxy Statement as we may deem reasonably necessary to consummate the transactions contemplated hereby.

      If the foregoing terms are acceptable to you, please sign and return two (2) original copies of this letter to Robert W. Kulles of Skadden,

   American Shared Hospital Services
   May 5, 1995
   Page 14



   Arps, Slate, Meagher & Flom on or before 5:00 p.m. Los Angeles time on Friday, May 5, 1995. If we have not received such copies by such time, this offer will automatically expire.

                     Sincerely,

                     AIF II, L.P.

                     By: Apollo Advisors, L.P.
                        Managing General Partner

                     By: Apollo Capital Management, Inc.
                       General Partner


                     By: ________________________________________________


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY


                     By: ________________________________________________

   American Shared Hospital Services
   May 5, 1995
   Page 15

      If the foregoing terms are acceptable to you, please sign and return two (2) original copies of this letter to Robert W. Kulles of Skadden, Arps, Slate, Meagher & Flom on or before 5:00 p.m. Los Angeles time on Saturday, May 6, 1995. If we have not received such copies by such time, this offer will automatically expire.

                     Sincerely,

                     AIF II, L.P.

                     By: Apollo Advisors, L.P.
                     Managing General Partner

                     By: Apollo Capital Management, Inc.
                       General Partner


                     By: _____________________________________________________


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY


                     By: _____________________________________________________

   American Shared Hospital Services
   May 5, 1995
   Page 16




                     LION ADVISORS, L.P.,
                     on behalf of an account under management


                     By: Lion Capital Management, Inc.
                       General Partner


                     By: ___________________________________________________



                     SUN LIFE INSURANCE COMPANY OF AMERICA


                     By: ___________________________________________________



                     SUNAMERICA, INC.


                     By: ____________________________________________________







   ACCEPTED AND AGREED:

   AMERICAN SHARED HOSPITAL SERVICES


   By: ______________________________

   American Shared Hospital Services
   May 5, 1995
   Page 17




                     LION ADVISORS, L.P.,
                     on behalf of an account under management

                     By: Lion Capital Management, Inc.
                       General Partner


                     By: ___________________________________________________



                     SUN LIFE INSURANCE COMPANY OF AMERICA


                     By: ___________________________________________________



                     SUNAMERICA, INC.


                     By: ___________________________________________________





   ACCEPTED AND AGREED:

   AMERICAN SHARED HOSPITAL SERVICES


   By: ______________________________

                                    AMERICAN SHARED HOSPITAL SERVICES
                                         RESTRUCTURE
                                                     ___________
                                                  SHARES


                                            POTENTIAL SHARES
                 AT CLOSING                 DEPENDENT UPON
        _____________________________       SHAREHOLDER VOTE
                                           _________________

   Bondholders    812         20,00%       1123         20,00%

   __________     1882        45,47%       1002         31,22%

   EAB            1100        20,04%       2684         45,00%

   GE             225         5,40%        225           3,77%
                  ____        ______       ____         _______
      Total       4005        100,00%                   100,00%
                                           ________

   _________      200         5.01%        314          500%



1  Additional 164,000 ________ shares _______ s_________ $10,000 common shares ______ to Bondholders.

2  Warrants to purchase minimum shares at 8.75 per common shares

3 Additional 1,485,000 shares will be ______ by common shares or options to purchaser 1,485,000 common shares at $.01 per common share

NOTE: a new option plan not to exceed 5% of the outstanding fully _______ common shares will be established for management and other employees. The employees ______ of ________ option will be the market place at _______________. ___________ is excluded from the now option plans.